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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 14)

                                   ----------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                         87927W10
     (Title of class of securities)                              (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 9, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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                                 (Page 1 of 10)

-----------------------------------------------------------               ---------------------------------------------------
CUSIP No. 87927W10                                         13D
-----------------------------------------------------------               ---------------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                         (a) [X]
                                                                                                     (b) [ ]
-----------------------    --------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    --------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
                           PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------    --------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-----------------------    --------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                        0
SHARES
                           -------------------     --------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                      2,891,656,682
OWNED BY                                                                                     (See Item 5)
                           -------------------     --------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -------------------     --------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                 2,891,656,682
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,891,656,682
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]
-----------------------    --------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               54.96%
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 2)

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CUSIP No. 87927W10                                         13D
-----------------------------------------------------------               ---------------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                         (a) [X]
                                                                                                     (b) [ ]
-----------------------    --------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    --------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
                           PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------    --------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-----------------------    --------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                        0
SHARES
                           -------------------     --------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                      2,891,656,682
OWNED BY                                                                                     (See Item 5)
                           -------------------     --------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -------------------     --------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                 2,891,656,682
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,891,656,682
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]
-----------------------    --------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               54.96%
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 3)

-----------------------------------------------------------               ---------------------------------------------------
CUSIP No. 87927W10                                         13D
-----------------------------------------------------------               ---------------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                         (a) [X]
                                                                                                     (b) [ ]
-----------------------    --------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    --------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
                           PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------    --------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-----------------------    --------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                        0
SHARES
                           -------------------     --------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                      2,891,656,682
OWNED BY                                                                                     (See Item 5)
                           -------------------     --------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -------------------     --------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                 2,891,656,682
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,891,656,682
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]
-----------------------    --------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               54.96%
                                                                                             (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              PN


                                    (Page 4)

     This Amendment No. 14 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person.

Item 2. Identity and Background

     The Merger (as that term is defined in Item 4 of Amendment No. 10 to the Statement on Schedule 13D) became effective on May 9, 2003, pursuant to a deed of merger which was executed by Olimpia and Holy on May 5, 2003. As a result of the Merger (and as reported in Amendments No. 10 and 13 to the Statement on Schedule 13D), the share capital of Olimpia is held by Pirelli, Edizione Finance, Hopa, UCI and BCI in the following respective proportions:
50.4%, 16.8%, 16%, 8.4% and 8.4%. A copy of a press release issued by Olimpia concerning the Merger is filed as Exhibit 34.

     Pursuant to the Hopa Agreement, Hopa has nominated Mr. Emilio Gnutti to serve on the Board of Directors of Olimpia. Mr. Gnutti's appointment as a director of Olimpia was approved by a shareholders' meeting of Olimpia held on May 5, 2003, and became effective as of that date. Information as to Mr. Gnutti will be filed by amendment.

Item 5. Interest in Securities of the Issuer

     As a result of the Merger, Olimpia's holding of Olivetti Shares increased by 99,941,661, and its proportional holding of the total number of Olivetti Shares reported to be outstanding has consequently increased from 27.4% to 28.5%. Olimpia also acquired an additional 163,558,339 Olivetti Convertible Bonds as a result of the Merger.


                                    (Page 5)

Item 7. Material to be Filed as Exhibits

34. Press release of Olimpia S.p.A., dated as of May 5, 2003 [English translation]


                                    (Page 6)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: May 15, 2003

                                        EDIZIONE HOLDING S.p.A.


                                        By: /s/ Gianni Mion
                                            ------------------------------------
                                            Name:  Gianni Mion
                                            Title: Chief Executive Officer


                                    (Page 7)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: May 15, 2003

                                        EDIZIONE FINANCE INTERNATIONAL S.A.


                                        By: /s/ Gustave Stoffel
                                            ------------------------------------
                                            Name:  Gustave Stoffel
                                            Title: Director


                                    (Page 8)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: May 15, 2003

                                        RAGIONE S.a.p.a DI GILBERTO
                                           BENETTON E C.


                                        By: /s/ Gilberto Benetton
                                            ------------------------------------
                                            Name:  Gilberto Benetton
                                            Title: Chairman


                                    (Page 9)

                                  EXHIBIT INDEX

34. Press release of Olimpia S.p.A., dated as of May 5, 2003 [English translation]


                                    (Page 10)